April 12, 2012

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Christopher Owings, Assistant Director
Brigitte Lippman, Special Counsel

Re:	BrightSource Energy, Inc.
Registration Statement on Form S-1 (File No. 333-173686)
Registration Statement on Form 8-A (File No. 001-35497)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), BrightSource Energy, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-173686) together with all exhibits and amendments thereto, which was initially filed on April 22, 2011, and with respect to the Registration Statement on Form 8-A, File No. 001-35497, which was filed on March 21, 2012 (collectively, the “Registration Statement”).

In light of current market conditions, the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at djudge@brightsourceenergy.com or via facsimile at (510) 380-6950, with a copy to Brett Cooper of Orrick, Herrington & Sutcliffe LLP, via email at bcooper@orrick.com or via facsimile at (415) 773-5759.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

If you have any questions regarding this application, please contact Brett Cooper of Orrick Herrington & Sutcliffe LLP by telephone at (415) 773-5918. Thank you for your attention to this matter.

Sincerely, BRIGHTSOURCE ENERGY, INC.

By:	/s/ Daniel T. Judge
Daniel T. Judge General Counsel and Corporate Secretary

cc:	Brett Cooper, Orrick, Herrington & Sutcliffe LLP